Exhibit 12.1

	For the three month ended March 31,		For the years ended December 31,
(Dollars in thousands)	2012	2011	2011	2010	2009	2008	2007
Earnings: (1)
Income (loss) before income tax expense	$2,086	$1,396	$6,159	$6,591	$(4,669)	$3,508	$7,163
Fixed charges	2,499	3,198	12,019	14,675	21,836	26,189	29,092

Total earnings (a)	$4,585	$4,594	$18,178	$21,266	$17,167	$29,697	$36,255

Fixed charges (1):
Interest on deposits	$1,631	$2,283	$8,367	$10,709	$17,379	$22,306	$25,535
Interest on borrowings	391	438	1,741	2,055	2,546	3,883	3,557
Dividends on preferred securities	477	477	1,911	1,911	1,911	—	—
Interest portion of rental expense	—	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges (b)	$2,499	$3,198	$12,019	$14,675	$21,836	$26,189	$29,092

Ratio of earnings to fixed charges (a/b)	1.83	1.44	1.51	1.45	0.79	1.13	1.25

Earnings, excluding interest on deposits:
Total earnings	$4,585	$4,594	$18,178	$21,266	$17,167	$29,697	$36,255
Less interest on deposits	1,631	2,283	8,367	10,709	17,379	22,306	25,535

Total earnings (loss) excluding interest on deposits (c)	$2,954	$2,311	$9,811	$10,557	$(212)	$7,391	$10,720

Fixed charges, excluding interest on deposits:
Total fixed charges	$2,499	$3,198	$12,019	$14,675	$21,836	$26,189	$29,092
Less interest on deposits	1,631	2,283	8,367	10,709	17,379	22,306	25,535

Total fixed charges, excluding interest on deposits (d)	$868	$915	$3,652	$3,966	$4,457	$3,883	$3,557

Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (2)	3.40	2.53	2.69	2.66	(0.05)	1.90	3.01